MISSION NEWENERGY LIMITED

22 November 2016
CHIEF EXECUTIVE OFFICERS ADDRESS TO THE 2016 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED
On behalf of my fellow directors of the company, I bid you a warm welcome to the 2016 Annual General Meeting of Mission NewEnergy Limited.
The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.
I would like to use this opportunity to update you on the status of the company’s operations and some of the initiatives that we will be seeking to implement in the forthcoming months.
During the year we achieved an amicable out of court settlement of the long-standing disagreement with the EPCC contractor of our 250,000 tpa refinery.
Mission currently has no debt and a 20% equity stake in a refinery in South East Asia. We have looked at multiple opportunities to inject into the group over the past twelve months. However given the limited cash resources and stringent ASX listing rules around reverse take-overs, it has not been easy to find a suitable target company to acquire and create value for shareholders.
Your Board continues to look for new opportunities that are achievable within cash constraints although new fund raising may be required in due course to grow the business.
In closing, once again my heartfelt thanks to colleagues on the Board for their invaluable guidance and my sincere appreciation to Mission’s dedicated employees who continue to contribute their best during these times. To all our investors, my gratitude for your support over these challenging times.

Thank you.